[GOODWIN PROCTER LETTERHEAD]

April 16, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

  Re:
  Helicos BioSciences Corporation Registration
  Statement on Form S-1, filed February 28, 2007
  File No. 333-140973

Ladies and Gentlemen:

This letter is being furnished on behalf of Helicos BioSciences Corporation (the "Company") in response to comments contained in the letter dated March 28, 2007 (the "Letter") from Jeffrey P. Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Stanley N. Lapidus, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 (the "Registration Statement") that was filed with the Commission on February 28, 2007. Amendment No. 1 to the Registration Statement was filed on behalf of the Company with the Commission on March 27, 2007. The Company is concurrently filing Amendment No. 2 to the Registration Statement ("Amendment No. 2"), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff's comments.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized, and all page references in the Company's response are to Amendment No. 2 as marked. Copies of this letter are being sent under separate cover to Sonia Barros of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

General

Comment No. 1

Please note that our reply to your request for confidential treatment for portions of certain exhibits will be provided under separate cover.

Response to Comment No. 1

The Company acknowledges the Staff's comment.

Comment No. 2

Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response to Comment No. 2

The Company acknowledges the Staff's comment.

Comment No. 3

Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response to Comment No. 3

The Company acknowledges the Staff's comment.

Comment No. 4

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response to Comment No. 4

The Company acknowledges the Staff's comment.

Comment No. 5

Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response to Comment No. 5

This Company supplementally advises the Staff that it does not anticipate using any of these materials other than the graphics already embedded in the text of the prospectus.

Comment No. 6

Please revise your disclosure to identify the publications or research articles in relation to the following statements in the prospectus:

In 2003, one of our co-founders, Stephen Quake, DPhil, published the first proof-of-principle demonstration that sequence information could be obtained from single molecules of DNA.

In addition, recent research suggests the potential to use our sequencing technology to enable novel studies to characterize regulatory genes and proteins associated with tumor growth.

Response to Comment No. 6

The Company supplementally advises the Staff that, because neither Dr. Quake's article nor the referenced recent research suggesting the potential for its technology explicitly refers to its current technology, the Company believes disclosure of the identity of such research in relation to the statements would be burdensome and distracting to investors. Accordingly, the references have been deleted.

Comment No. 7

Your make statements about the benefits of your technology but do not explain your basis for these statements. For example, you make the following statements:

  •
  Our tSMS technology enables the automated, parallel sequencing of billions of individual DNA or RNA molecules at orders of magnitude greater speed and lower cost than the current market-leading sequencing systems.

  •
  We have designed the HeliScope system to enable substantial throughput and cost improvements in the future without the need for major changes to the technology or replacement of the instrument.

  •
  Our SimplePrep sample preparation process is cost-effective and can be readily scaled and easily replicated.

  •
  The HeliScope system is designed to produce a raw throughput approaching one billion bases per hour, representing a 10,000-fold improvement over current market-leading sequencing technologies.

For each of these statements and other similar statements, please provide disclosure regarding your basis for these claims.

Response to Comment No. 7

The Company has substantially revised the disclosure in the Prospectus Summary and Business sections of the prospectus contained in Amendment No. 2 in response to the Staff's comment. We direct your attention in particular to the new disclosure at pages 1-4, 9, 54-55, 57 and 60-61.

Comment No. 8

The forepart of your prospectus uses jargon and technical terms. For example, these words and phrases appear in the forepart of your prospectus:

  •
  ultra-high-throughput genetic analysis,

  •
  direct sequencing of single molecules of DNA,

  •
  DNA sequencing, gene expression analysis and genotyping, and

  •
  chip- or bead-based arrays or real-time PCR.

Please replace all technical language and jargon with language that can be understood by persons who do not work in your industry. Alternately, if you cannot find substitute language without changing the meaning, prove an explanation of the term where you first use it. See Rule 421(d)(2)(ii) of Regulation C.

Response to Comment No. 8

The Company has comprehensively revised the prospectus contained in Amendment No. 2 to remove jargon and technical terms or to provide definitions of the terms that the Company believes will be meaningful to the reader. The Company supplementally advises the Staff that it believes that as so revised the prospectus complies with the requirements of Regulation C.

Comment No. 9

On pages 1 and 46 you refer to HeliScope as your "first commercial product." On page 3 and in other sections of the prospectus, however, you indicate that you have not yet built a commercial version of your product. Please delete the statement on pages 1 and 46 that HeliScope is a "commercial product" or revise the statement to clarify that you have not yet built a commercial version. Please review the entire prospectus to revise or delete any similar statements.

Response to Comment No. 9

The prospectus contained in Amendment No. 2 has been revised on pages 1 and 49 in response to the Staff's comment. Please note that the new disclosure reflects, in part, the progress that the Company has made since first filing the Registration Statement with the Commission.

Comment No. 10

We note the following statements made by your executive officers around March 10, 2007 after the filing of this registration statement at the Advances in Genome Biology and Technology Conference (AGBT) in Marco Island, Florida where the company announced that it had developed novel nucleotide-polymerase formulations that enable the characterization of homopolymers.

  •
  "This marks an important accomplishment in Helicos' endeavor to deliver a high-performance single molecule sequencing platform," said Stanley N. Lapidus, President and CEO of Helicos BioSciences.

  •
  J. William Efcavitch, Helicos' Senior Vice President of Product Research and Development, who presented the invention at the AGBT meeting added, "This announcement demonstrates the skill of our innovative and talented team in developing cutting edge technology."

Please provide us your analysis as to whether these are permitted communications during the offering process.

Response to Comment No. 10

We supplementally advise the Staff that we believe that the following information clearly demonstrates and supports the basis for our belief that the statements by Company officers are permitted communications:

  •
  These statements were actually made on February 9, 2007 in a press release by the Company prior to the filing of the Registration Statement on February 28, 2007.

  •
  The press release was made in the ordinary course of the Company's business consistent with its prior practices; for example, on December 19, 2005 the Company issued a press release announcing the first successful genome sequencing utilizing its tSMS technology and on October 4, 2006 the Company issued a press release announcing the receipt of a $2 million grant the National Human Genome Research Institute's $1,000 Genome program.

  •
  The AGBT Conference is geared toward parties interested in learning about the latest advances in new DNA sequencing technologies and as a venue for presentations on the applications of genomics to diverse areas in biology and biomedicine. The press release was targeted toward the types of individuals who would attend the AGBT Conference. Thus, the statements were made to a targeted, scientific audience.

  •
  The AGBT Conference is not widely attended by members of the general public or members of the financial community.

  •
  The statements were targeted to an audience focused on the Company's technology and products and not the Company's financial position.

  •
  The Company's statements did not contain forward-looking projections and did not reference the contemplated public offering that is the subject of the Registration Statement.

Based on our understanding of the Securities Act and Securities Act Rules and SEC interpretations, including SEC Release No. 33-5180 and Release No. 33-3844, the Company has not violated the "gun-jumping" rules. Given the scientific focus of the Company's comments, neither we nor the Company believes that the Company's statements can be said to have "the effect of conditioning the public mind or arousing public interest," within the meaning of SEC Release No. 33-5180, Release No. 33-3844 and related interpretive guidance, in the shares of common stock of the Company to be offered through an initial public offering. The Company confirms that all future actions related to these types of comments will be consistent with SEC Release No. 33-5180, Release No. 33-3844 and the related interpretive guidance.

Comment No. 11

Throughout the prospectus you refer to two significant expectations related to the company's business plan and future viability. One is that the company expects to begin the commercial sale of the product later in 2007 and the other is that the company expects to be able to expand the speed and reduce cost another 100 fold in the next three years. Please advise us as to why these expectations are probable enough to warrant disclosure in the prospectus and provide additional disclosure in the summary and business sections explaining the basis for these expectations. In this regard, please also clarify what the stages of development are from this point onward toward achieving an additional 100 fold increase in speed and lowering of cost to $1000 and identify the technical difficulties the company has solved to date, the technical difficulties the company must solve before the company can begin commercial sales and the technical difficulties the company must solve in order to increase speed and decrease cost by another 100 fold.

Response to Comment No. 11

The prospectus contained in Amendment No. 2 has been revised on pages 1-4, 9, 35, 54-55, 58 and 60-61 in response to the Staff's comment. For additional response to this comment, we respectfully refer the Staff to the Company's response to Comment No. 30 below.

The Company supplementally advises the Staff that, as to commercial launch date, this is a significant milestone in the life of the Company. The anticipated date stated in the prospectus is based on the current stage of development for the HeliScope system and careful consideration of this issue by the key managerial and engineering personnel at the Company. The Company prominently discloses throughout the prospectus the risk that it may not achieve this date and the consequences of such a failure.

The future speed improvements and cost reductions that are disclosed in the prospectus are based on planned developments, some of which are currently under way at the Company, and the beliefs of the Company's managerial and engineering personnel who are highly knowledgeable in this area. The Company believes that the improvements that it needs to implement to achieve these goals are incremental in nature and consistent with the improvements that it has made to date, making the proposed disclosure sufficiently probable for inclusion in the prospectus. The Company also believes that it has fully disclosed in the prospectus the risks and consequences of its not achieving these goals. Finally, as a point of clarification, the Company notes that it has not made any claims in the Registration Statement that it expects to expand speed and reduce cost another 100 fold in the next three years. The Company's statements in the Registration Statement relating to the three-year period referred to the timing of planned improvements in various aspects of the HeliScope system. To avoid confusion, the Company has eliminated references to this three-year period in the prospectus contained in Amendment No. 2.

The Company supplementally advises the Staff that it believes that the disclosure with respect to these two matters is appropriately included in the prospectus as revised in Amendment No. 2.

Comment No. 12

Please revise your disclosure in the summary and the business section to better explain your technology in plain English by discussing the constituent parts of your system. For example what does your product incorporate in the way of specific hardware, software, chemicals, biological products, etc. and how do these parts interact when the product is functioning? Which of these constituent parts are proprietary or covered by patents and from which licensors are constituent parts licensed?

Response to Comment No. 12

The prospectus contained in Amendment No. 2 has been revised in response to the Staff's comment. Specifically, the Company has significantly revised the disclosure in the Prospectus Summary on pages 1-3 and Business section on pages 49, 54-58 of the prospectus contained in Amendment No. 2 to provide a Plain English description of these matters. In addition, the Company has revised the disclosure on pages 65-67 of the Business section of the prospectus contained in Amendment No. 2 to provide a more detailed description of the nature and scope of its patent and other intellectual property protections for the HeliScope system and its tSMS technology.

Comment No. 13

You explain that one of the advantages of your technology is that will be able to introduce the improvements that will enable the 100 fold change in speed and a reduction in cost without requiring major modifications or introduction of new technology. Please revise your disclosure in the summary and in the business sections to explain the nature of the technology that allows this to happen.

Response to Comment No. 13

The prospectus contained in Amendment No. 2 has been revised on pages 60-61 in response to the Staff's comment to describe how the Company can expect to achieve these improvements without major modifications to the instrument. The Company has added a detailed description on pages 60-61 of the prospectus of the nature of the tasks that will need to be accomplished to realize these improvements.

Cover Page

Comment No. 14

Please eliminate the term "sole book-running manager" from the cover page. You can discuss the relationship between the underwriters in the underwriting section if you wish.

Response to Comment No. 14

The prospectus contained in Amendment No. 2 has been so amended.

Prospectus Summary, page 1

Risks Affecting Us, page 3

Comment No. 15

We note your statement here that you "have limited experience in manufacturing, sales and marketing." It appears, however, that you have no experience in manufacturing, sales and marketing. Please revise this statement accordingly.

Response to Comment No. 15

The prospectus contained in Amendment No. 2 has been revised on pages 4 and 10-11 in response to the Staff's comment.

Risk Factors, page 8

General

Comment No. 16

Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, or describe an event that may occur in the future. For example, see the following subheadings.

"We will need to develop manufacturing capacity by ourselves or with partners."

"Our business depends on research and development spending levels of academic, clinical and governmental research institutions and pharmaceutical, biotechnology and agriculture companies."

"We depend on the assistance of academic collaborators, consultants and scientific advisors to advise us on the development of our technology."

Please succinctly state in your subheadings the risks that result from the facts or uncertainties.

Response to Comment No. 16

The prospectus contained in Amendment No. 2 has been revised in response to the Staff's comment.

We have not yet built a commercial version of our product, page 8

Comment No. 17

Please expand your disclosure to briefly describe where your product is in relation to its complete development. For example, is it in the initial phase of development or is it almost complete. To the extent practicable, please also quantify your expected costs to complete the commercial version of your product.

Response to Comment No. 17

The prospectus contained in Amendment No. 2 has been revised on pages 4, 9 and 58 in response to the Staff's comment and to reflect the progress that the Company has achieved since the filing of the Registration Statement with the Commission.

We have a history of operating losses....., page 8

Comment No. 18

Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

Response to Comment No. 18

The prospectus contained in Amendment No. 2 has been revised on page 9 in response to the Staff's comment.

Comment No. 19

Please explain why your operating expenses are likely to increase significantly in the near term and quantify the extent of the expected increase to the extent practicable.

Response to Comment No. 19

The prospectus contained in Amendment No. 2 has been revised on page 9 in response to the Staff's comment. Specifically, the Company has added a description of the key items that it expects will drive the increase in its operating expenses in the near term and provided quantification of the related amounts.

We have limited experience in sales and marketing....., page 9

Comment No. 20

To the extent practicable, please revise this risk factor to quantify your expected expenditures as they relate to building your sales force.

Response to Comment No. 20

The prospectus contained in Amendment No. 2 has been revised on page 10-11 in response to the Staff's comment.

If the limited number of suppliers we rely on....., page 11

Comment No. 21

Please identify the suppliers that you substantially rely on for components and materials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of suppliers that you use for components and materials.

Response to Comment No. 21

The Company supplementally advises the Staff that it utilizes more than 200 suppliers, four of which are sole source suppliers for which the Company has not yet qualified alternative suppliers, and the Company is not substantially dependent on any single supplier. The Company further supplementally advises the Staff that it does not have any agreement with any of these suppliers that meets the disclosure requirements of Item 601(b)(10) of Regulation S-K because (i) the components provided by such suppliers are contracted for on a purchase order basis, (ii) the purchase orders are contracts that are made in the ordinary course of the Company's business, (iii) no individual purchase order is material to the Company's financial condition or operating results, and (iv) the Company's business is not substantially dependent upon any purchase order. Moreover, the Company believes that it has appropriately disclosed the risks incident to these arrangements, particularly the absence of committed supply agreements. Accordingly, the Company respectfully advises the Staff that it believes its arrangements with these third parties do not warrant additional disclosure pursuant to Item 601(b)(10) of Regulation S-K. The disclosure in the related risk factor on page 12 of the prospectus contained in Amendment No. 2 has been revised accordingly.

Our customers may find replacements for the reagents and supplies that are a part of our instrument systems....., page 13

Comment No. 22

To the extent practicable, please revise this risk factor to quantify what percentage of your revenues you expect to receive from the reagents and supplies that are a part of your instrument systems.

Response to Comment No. 22

The prospectus contained in Amendment No. 2 has been revised on page 15 in response to the Staff's comment. Supplementally, the Company advises the Staff that as set forth in the new disclosure, the Company does not believe that it is possible to quantify a percentage. The disclosure has been modified to note this additional uncertainty and risk.

Our products could have unknown defects or errors....., page 15

Comment No. 23

Please disclose your level of product liability insurance coverage. Please also disclose the cost to you of such coverage, if material.

Response to Comment No. 23

The prospectus contained in Amendment No. 2 has been revised on page 17 in response to the Staff's comment.

We depend on the assistance of academic collaborators, consultants and scientific advisors....., page 15

Comment No. 24

To the extent that you are substantially dependent on any academic collaborators, consultants and scientific advisors, please name these parties in this risk factor, describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, please provide us with an analysis supporting this determination and disclose the approximate number of parties performing these services.

Response to Comment No. 24

The Company supplementally advises the Staff that it has reevaluated this risk and deleted the risk factor as it does not consider it to be material to its business. Accordingly, the Company does not believe that any of its agreements with academic collaborators, consultants or scientific advisors rise to the level of a material contract that should be filed with the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

We use hazardous chemicals and biological materials....., page 17

Comment No. 25

Please disclose whether you maintain insurance for the use of hazardous materials and, if so, the level of coverage. Please also disclose the cost to you of such coverage, if material.

Response to Comment No. 25

The prospectus contained in Amendment No. 2 has been revised on page 18 in response to the Staff's comment.

Comment No. 26

  Please discuss if you have been the subject of any investigations in the past.

Response to Comment No. 26

The Company supplementally advises the Staff that it has not been the subject of any investigations into its use of hazardous materials.

We depend upon our ability to license technologies, page 19

Comment No. 27

To the extent that you are substantially dependent on any licenses, please name these parties in this risk factor and describe any specific risks you face as a result of your agreements with them. If you are not substantially dependent on any of these parties, disclose the approximate number of parties performing these services.

Response to Comment No. 27

The prospectus contained in Amendment No. 2 has been revised on page 21 in response to the Staff's comment.

You will incur immediate and substantial dilution....., page 23

Comment No. 28

Please revise this risk factor to explain that investors who purchase shares will contribute    % of the total amount to fund the company but will own only    % of the shares outstanding.

Response to Comment No. 28

The prospectus contained in Amendment No. 2 has been revised on page 25 in response to the Staff's comment.

Use of Proceeds, page 27

Comment No. 29

Please revise the "Use of Proceeds" section to quantify, to the best of your knowledge, the amount of proceeds you anticipate will be used for each of the uses you have enumerated in the section.

Response to Comment No. 29

The prospectus contained in Amendment No. 2 has been revised on page 28 in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

Comment No. 30

You state "we have developed a proprietary technology to enable ultra-high-throughput genetic analysis based on direct sequencing of single molecules of DNA or single copies of RNA." However, it appears you have not completed development for "the computational processes necessary for real-time image analysis, base calling and sequence alignment" and "cannot predict the timing or total cost of completion of research and development projects." Please explain these apparent inconsistencies. Expand your disclosure to discuss the elements of your proprietary technology that have been developed and those elements that have not been developed, particularly those affecting commercialization of the HeliScope system. Include the following information relating to your tSMS technology, HeliScope system and commercialization plan.

  •
  Provide a description of the future applications of the tSMS technology, the related products that you expect to develop and your expected timing for these product introductions. Distinguish between these products and the HeliScope system.

  •
  You state "after the initial launch of the HeliScope system, we expect to incur significant research and development costs as we develop improvements and future versions of our system." Describe each technology development phase for the HeliScope system, including changes you expect to make to the HeliScope system, and the role expected to be played by the "early adopter customers" in this process.

  •
  Explain the implications of your development of "computational processes necessary for real-time image analysis, base calling and sequence alignment" to the commercialization of the HeliScope system in 2007. Disclose the amount and timing of the remaining research and development costs that you expect will be necessary to complete development of the HeliScope system.

  •
  Describe each commercialization phase planned for the HeliScope system. Include a discussion of your expected timing and the amount of costs that you expect to incur in each remaining phase during the commercialization of the HeliScope system.

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  You state "we do not expect to generate significant revenue until at least 2008." Quantify the estimated revenues you expect in 2008 related to the commercialization of the HeliScope system, e.g. revenues generated from sales to the "initial set of early adopter customers."

  •
  You describe development of various subassemblies in the HeliScope system. Explain the extent to which this system is subject to patent protection.

  •
  You refer to a "proprietary" solid state laser illumination module. Describe your basis for deeming this module to be proprietary.

  •
  You refer to "proprietary reagents and supplies." Describe your basis for deeming these reagents and supplies to be proprietary and explain the significance of related sales to your expected future revenue and operating profit.

Response to Comment No. 30

The prospectus contained in Amendment No. 2 has been revised in response to the Staff's comment. The Company has in particular added a section entitled Development Status and expanded disclosure under Research and Development to provide a fuller description of the status of the development of the Company's HeliScope system.

The Company has also expanded the discussion in the Overview of subsection of the Management's Discussion and Analysis section of the prospectus contained in Amendment No. 2 to describe the current status of the development of the commercial version of the HeliScope system that it expects to launch in 2007 and the development work that it expects to perform in the future to improve the system. With respect to the specific bulleted items in the Staff's comment, the Company supplementally advises the Staff as follows:

  •
  With respect to a description of the future applications of the tSMS technology, the Company does not currently plan future products, but rather improvements to the HeliScope system that it expects to launch in 2007. The Company believes that the new disclosure under Research and Development on pages 60-61 in the prospectus contained in Amendment No. 2 clarifies this issue.

  •
  With respect to each technology development phase planned for the HeliScope system, the Company has addressed this question through a cross-reference to the fuller discussion of ongoing development work in the Business section of the prospectus contained in Amendment No. 2. Please also see the disclosure under Development Status at page 58 of the prospectus contained in Amendment No. 2. The Company does not expect early adopter customers to play a significant role in this process. The nature of the development of the HeliScope system, as described in the Research and Development section of the prospectus contained in Amendment No. 2, is a continuous process of improvement rather than phase-based.

  •
  With respect to the implications of the Company's development of "computational processes necessary for real-time image analysis, base calling and sequence alignment,", the Company has deleted the references in the prospectus contained in Amendment No. 2. The Company supplementally advises the Staff that image analysis is just one area of its ongoing efforts to continually improve the HeliScope system. Base calling is a part of image analysis and is substantially completed. Sequence alignment is application specific and not appropriately described as additional development work needed to complete the HeliScope system. See also the Development Status section on page 58 and revised disclosure on pages 9, 35 and 37 of the prospectus contained in Amendment No. 2 which indicates that the Company has substantially completed expenditures required prior to launch of its product.

  •
  With respect to each commercialization phase planned for the HeliScope system, the Company does not anticipate commercialization phases. Instead, the Company expects to improve the HeliScope system on an incremental basis over time. The Company's achievements to date and key areas of future focus are as described on pages 54-55, 58 and 60-61 of the Business section of the prospectus contained in Amendment No. 2.

  •
  With respect to 2008 revenue, the Company has not yet commercially launched the HeliScope system, or received any orders for the system, and it does not believe that it is possible to quantify anticipated revenues for 2008 from early adopter customers or others. The Company has included a statement to this effect and of the reasons underlying its inability to estimate future revenue at this time on pages 35-36 of the Management's Discussion Analysis section and on page 10 of the Risk Factors section of the prospectus contained in Amendment No. 2.

  •
  With respect to the development of various subassemblies in the HeliScope system, the Business section in the prospectus contained in Amendment No. 2 has been revised on pages 60-61 in response to this comment.

  •
  With respect to the solid state laser illumination module, the Business section in the prospectus contained in Amendment No. 2 has been revised on page 65 in response to this comment.

  •
  With respect to the Company's proprietary reagents and supplies, the Risk Factors section of the prospectus contained in Amendment No. 2 has been revised on page 15, and the Management's Discussion and Analysis section of the prospectus contained in Amendment No. 2 has been revised on page 36 in response to this comment.

Financial Overview, page 35

Comment No. 31

Please describe each research and development project and explain how it is relates to your planned commercialization of products, particularly the HeliScope system. Include the following information for each project. Refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under Section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.govidivisions/corpfin/cfcrq032001.htm.

  •
  The current status of the project.

  •
  The costs incurred during each period presented and to date on the project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

  •
  The nature, timing and estimated costs of the efforts necessary to complete the project, including the anticipated completion date for the project. Disclose the amount or range of estimated costs and timing to complete each phase in the process. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

  •
  The period in which material net cash inflows from the project are expected to commence.

  •
  The specific risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed as planned.

Response to Comment No. 31

The prospectus contained in Amendment No. 2 has been revised on pages 35-37 in response to the Staff's comment.

Comment No. 32

Please describe the nature of start-up manufacturing costs to support your basis for classifying them as research and development expenses.

Response to Comment No. 32

The prospectus contained in Amendment No. 2 has been revised on page 37 in response to the Staff's comment.

Liquidity and Capital Resources, page 38

Comment No. 33

On page 34 you state that you anticipate a "significant increase" in your cash outlays during 2007 as you "invest in the necessary commercialization infrastructure such as tooling and parts inventory for manufacturing and the recruitment of a direct sales and service force." Please quantify the amount of cash you expect to need for these outlays and your sources of funds.

Response to Comment No. 33

The prospectus contained in Amendment No. 2 has been revised on page 35 in response to the Staff's comment.

Comment No. 34

An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should discuss and quantify the factors underlying the captions in the financial statements and the impact of known trends and uncertainties. You refer to expected "substantial net losses for the next several years" and to your inability "to estimate the exact amounts of capital outlays and operating expenditures." Also, you indicate that net proceeds from the planned offering, forecasted revenue, cash and equivalents and investment balances will be sufficient to meet your anticipated cash requirements for the next two years. However, you omit quantification of the amounts underlying these disclosures. Please quantify forecasted revenues, expected investments in infrastructure, product development and commercialization and expected net losses. Provide this information on an approximate basis, if exact quantification is not possible.

Response to Comment No. 34

The prospectus contained in Amendment No. 2 has been revised on pages 9, 17-18, 35 and 41 in response to the Staff's comment. The Company supplementally advises the Staff that, with respect to the Company's expectation that it will have sufficient cash to meet its requirements for the next two years, it has added quantification in the Management's Discussion and Analysis section of the prospectus contained in Amendment No. 2 as to its significant anticipated expense increases. The Company has also disclosed that it cannot project the level of product sales and the reasons that it is unable to do so. Similarly, with respect to forecasted revenues the Company directs the Staff to its response to Comment No. 30. As described therein, the Company does not believe that it is possible to quantify anticipated revenues at this time. Accordingly the Company has deleted the reference to anticipated revenue because cash from revenues, if any, is not necessary to fund the Company's operations through 2008.

Contractual obligations, page 40

Comment No. 35

You have entered into license agreements and acquired patent rights that require fixed annual costs and contingent payments upon realization of certain milestones. However, you have omitted related payments from the table of contractual obligations that appear to be directly related to your commercialization plan and thus estimable. Please provide this information in a revised table or provide us your assessment as to why these payments do not meet the criteria of a purchase obligation. If as a result of that assessment you do not include these payments in the table, please include in the liquidity and capital resource section of MD&A, to the extent material, the amount and timing of any commitments that are reasonably likely to be paid. Please refer to Section IV of Financial Reporting Release No. 72.

Response to Comment No. 35

The prospectus contained in Amendment No. 2 has been revised on page 42 in response to the Staff's comment.

Critical Accounting Policies and Significant Judgments and Estimates, page 41

Comment No. 36

Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Given your planned product launch in late 2007, we believe that investors would benefit from a discussion of critical accounting estimates that will be necessary as you enter the commercial phase, such as those related to revenue recognition, research and development activities, inventory obsolescence and collectibility of accounts receivable. Please discuss and quantify the expected uncertainties in applying these critical accounting policies and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on the financial statements. Please refer to Section V of Financial Reporting Release No. 72.

Response to Comment No. 36

The prospectus contained in Amendment No. 2 has been revised on pages 46-47 in response to the Staff's comment.

Stock-based compensation, page 41

Comment No. 37

You disclose that "we estimate the volatility of our common stock based on volatility of similar entities." It appears that when you were a non-public company you elected to use the calculated value method for stock option awards to employees and the fair value method for non-employees. If you grant awards to non-employees, it appears that you must use the fair value method for employees, as well. Please explain to us your basis for using the calculated value method for employees, when it appears you use the fair value method for options granted to non-employees. If material, please describe the change in accounting policy that will be required by SFAS 123R in subsequent periods as a public entity and the reasonably likely material future effects. Please refer to the Interpretive Response to Question 4 in SAB Topic 14:B.

Response to Comment No. 37

The prospectus contained in Amendment No. 2 has been revised on page 44 in response to the Staff's comment. The Company supplementally advises the Staff that it did not use the calculated value method for stock option awards to employees while it was a non-public company. Instead, it used the fair value method in accordance with SFAS No. 123 prior to January 1, 2006 and SFAS No. 123(R) after December 31, 2005. The Company's estimated volatility was based on the volatility of selected companies of similar size in similar industries, as opposed to an estimated volatility based on an industry sector index as described in the calculated value method. Additionally, the Company respectfully advises the Staff that the impact of adopting SFAS No. 123(R) was not material.

Comment No. 38

In order for us to fully understand the fair market valuations of stock-based compensation transactions reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued from January 1, 2006 through the date of your response and provide the following information separately for each equity issuance:

  a.
  The date of the transaction;

  b.
  The number of shares issued or options granted;

  c.
  The exercise price or per share amount paid;

  d.
  Management's fair market value (or calculated value, if applicable) per share estimate and how the estimate was made;

  e.
  An explanation of how the fair value of the convertible preferred stock and common stock relate;

  f.
  The identity of the recipient, indicating if the recipient was a related party;

  g.
  Nature and terms of concurrent transactions; and,

  h.
  The amount of any compensation or interest expense element.

Progressively bridge management's fair market value determinations to the current estimated IPO price range. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Provide us with a chronology of events leading to the filing of your IPO, including when discussions began with potential underwriters. If you do not have an estimated offering price in your next filing, we are deferring evaluation of stock-based compensation until your estimated offering price is specified and may have further comment in this regard.

Response to Comment No. 38

The Company supplementally advises the Staff of the following:

Equity instruments issued from January 1, 2006 through April 13, 2007

        For the period from January 1, 2006 through April 13, 2007, the Company issued the following equity instruments:

  •
  Series B redeemable convertible preferred stock

  •
  Common stock

  •
  Restricted common stock

  •
  Stock options

Series B redeemable convertible preferred stock

In March 2006, the Company sold 15,503,876 shares of Series B redeemable convertible preferred stock at a price of $1.29 per share. Of these shares, 58,140 were sold to an executive.

In January 2007, the Company sold 15,503,876 shares of Series B redeemable convertible preferred stock at a price of $1.29 per share. Of these shares, 58,140 were sold to an executive. A beneficial conversion feature of $18.1 million was recorded with this transaction during the quarter ended March 31, 2007.

Common stock

In July 2006, the Company sold 200,000 shares of fully vested common stock to an executive for cash at a price of $0.13 per share. The fair value of its common stock at the time of grant was $1.24 per share, resulting in an intrinsic value of $1.11 per share. During the year ended December 31, 2006, the Company recorded a charge to general and administrative expenses of $221,000 relating to the sale of these shares of common stock.

Restricted common stock

Since January 1, 2006, the Company made the following grants of restricted common stock:

Grants made during the month ended	Shares of restricted common stock granted	Cash paid per share	Weighted average fair value per share	Weighted average intrinsic value per share
January 31, 2006	5,000	$0.13	$0.40	$0.27
March 31, 2006	400,000	$0.13	$0.40	$0.27
August 31, 2006	775,000	$0.13	$1.36	$1.23
September 30, 2006	600,000	$0.13	$1.71	$1.58

	1,780,000

Of the 1,780,000 shares of restricted common stock granted since January 1, 2006, 5,000 were granted to a non-employee (in January 2006). The remaining 1,775,000 shares of restricted stock were granted to employees.

For each grant of restricted common stock to employees, the Company calculated compensation expense equal to the intrinsic value per share on the date of grant multiplied by the number of shares of restricted common stock granted. This calculated compensation expense is recorded in the consolidated statement of operations over the vesting period (four years for each of these grants) using the straight-line method. During the year ended December 31, 2006, the Company recorded approximately $218,000 of compensation expense to the consolidated statement of operations for these awards.

For the grant of 5,000 shares of restricted common stock to a nonemployee, the Company calculated the intrinsic value per share on the date of grant multiplied by the number of shares of restricted common stock granted. As this award was fully vested on the date of grant, the entire amount (approximately $1,000) was immediately recorded in the consolidated statement of operations.

  Stock options

        Since January 1, 2006, the Company made the following grants of stock options:

Grants made during the month ended	Number of stock options granted	Weighted average exercise price	Weighted average fair value per share	Weighted average intrinsic value per share
March 31, 2006	2,171,000	$0.13	$0.40	$0.27
May 31, 2006	19,000	$0.13	$0.75	$0.62
August 31, 2006	28,000	$0.13	$1.35	$1.22
September 30, 2006	28,900	$0.13	$1.71	$1.58
November 30, 2006	368,000	$0.13	$2.14	$2.01
December 31, 2006	33,000	$0.13	$2.31	$2.18
January 31, 2007	734,800	$2.46	$2.52	$0.06
February 28, 2007	1,573,027	$2.46	$2.60	$0.14

	4,955,727

Of the 4,955,727 stock options granted since January 1, 2006, 30,000 were granted to non-employees (in November 2006). The remaining 4,925,727 stock options were granted to employees.

For the grants of stock options to employees, the Company followed the guidance of SFAS No. 123(R) to calculate the fair value of the award using the Black-Scholes option pricing model at the time of grant. This amount is recognized as expense over the vesting period. With respect to the stock option awards granted to employees during the year ended December 31, 2006, the Company recorded approximately $220,000 of compensation expense to the consolidated statement of operations for these awards.

For the grants of 30,000 stock options to nonemployees, the Company followed the guidance of SFAS No. 123(R) and EITF No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services." The Company records the expense of such services based on the estimated fair value of the stock option using the Black-Scholes option pricing model. The value of the stock option is charged to earnings over the term of the service agreement. During the year ended December 31, 2006, the Company recorded approximately $40,000 of compensation expense to the consolidated statement of operations for these awards.

Determination of Fair Value for the Period from January 1, 2006 to March 31, 2006

In March 2006, the Company sold 15,503,876 shares of Series B redeemable convertible preferred stock at a price of $1.29 per share. From January 1, 2006 to March 31, 2006, the Company's Board

of Directors deemed the fair value of the Company's common stock to be $0.40 per share. In determining this fair value per share, the Company considered the following factors:

  •
  Although it had identified the milestones necessary to achieve commercialization of its product, the Company had not yet achieved any of those milestones

  •
  The Company had generated no revenue

  •
  The Company had over two years of operating losses

  •
  The March 2006 sale of Series B preferred stock was only the second round of financing the Company had obtained

  •
  The Company had a limited management team; specifically, it had not yet hired a Chief Financial Officer or a Vice President of Marketing

  •
  The Company obtained a retrospective valuation dated March 31, 2006 which valued the common stock at $0.40 per share

The Company believes a fair value of $0.40 per share to be appropriate from January 1, 2006 to March 31, 2006 as during this time it was still in the early stages of its development as indicated by the factors above. The Company believes the per share fair value difference between the preferred stock ($1.29 per share) and common stock ($0.40) per share is attributable to the additional rights and preferences of the preferred stock over the common stock, including dividend and liquidation preferences.

Determination of Fair Value for the Period from April 1, 2006 to October 31, 2006

In October 2006, the Company achieved its first two specific milestones necessary to achieve commercialization of its product. The first milestone was for an increase in read length. The Company developed a significant increase in read length which allowed it to perform gene expression high throughput screening. The second milestone was a solution to a specifically identified homopolymer problem.

Prior to achieving these two milestones in October 2006, the following events had occurred since April 1, 2006:

  •
  June 2006—Hired a Senior Vice President of Marketing

  •
  June 2006—Entered into a capital equipment line of credit

  •
  July 2006—Completed a move to a new facility

  •
  September 2006—Hired a Chief Financial Officer

  •
  September 2006—Received its first government research grant

In addition, in January 2007, the Company obtained a retrospective valuation dated October 31, 2006 which valued the common stock at $1.97 per share.

Prior to achieving the two operational milestones in October 2006, there are no unique milestones identified since April 1, 2006 which the Company believes would impact the fair value of its common stock. Therefore, the Company's Board of Directors concluded that a ratable increase in the fair value of its common stock from April 1, 2006 ($0.40 per share) to October 31, 2006 ($1.97 per share) would be appropriate.

Determination of Fair Value for the Period from November 1, 2006 to December 31, 2006

In November and December 2006, the Company achieved two specific production milestones as it solved two additional homopolymer problems that were previously identified. In addition, the

Company held its initial organization meeting to discuss this planned offering on December 20, 2006. Also, in January 2007, the Company obtained a contemporaneous valuation which valued its common stock at $2.46 per share. The Company's Board of Directors concluded that as the production milestones that were achieved in November and December 2006 were within such a short period of time, the fair market value of its common stock from November 1, 2006 to December 31, 2006 would increase ratably from $1.97 to $2.46 per share.

Determination of Fair Value for the Period from January 1, 2007 to February 28, 2007

As noted above, on January 19, 2007, the Company obtained a contemporaneous valuation of its common stock which valued its common stock at $2.46 per share. As there were no significant production or operational milestones achieved from January 1, 2007 to January 19, 2007, the Company's Board of Directors concluded that the fair market value of its common stock remained flat at $2.46 during this 19-day period.

As of the date of filing of Amendment No. 2, the expected valuation range for the offering has not been established. To facilitate the Staff's review of the Registration Statement to the extent such review is impacted by the valuation of the Company's common stock, the Company supplementally advises the Staff that it expects the midpoint of the public offering range upon effectiveness of the Registration Statement on Form S-1 to be approximately $3.00 per share, assuming market conditions are favorable. On February 28, 2007 the Company filed its initial Registration Statement on Form S-1. The Company's Board of Directors believes the fair value of its common stock is $2.66 at February 28, 2007. As the only significant milestone achieved during the period from January 19, 2007 to February 28, 2007 is the filing of the initial Registration Statement on Form S-1, management believes the fair value of the Company's common stock from January 19, 2007 to February 28, 2007 would increase ratably from $2.46 to $2.66 per share. The Company has not granted any stock options since February 22, 2007.

Comment No. 39

You disclose that you retained an independent valuation firm in January 2007 to perform a contemporaneous valuation of your common stock as of January 19, 2007, and to perform two retrospective valuations on your common stock as of March 31, 2006 and October 31, 2006. Please name this independent valuation firm and provide the consent of the firm in the registration statement. Additionally, please provide the disclosures suggested by the AICPA Audit and Accounting Practice—Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response to Comment No. 39

The prospectus contained in Amendment No. 2 has been revised on page 45 in response to the Staff's comment. The Company supplementally advises the Staff that the reference to the independent valuation firm has been removed, and accordingly the Company does not believe consent of such firm is required.

Business, page 46

General

Comment No. 40

Please describe the material terms of your government grant with the National Human Genome Research Institute, including, but not limited to the aggregate amounts, stipulations and term. Please also file any relevant agreements as exhibits.

Response to Comment No. 40

The Company supplementally advises the Staff that this was simply an outright grant of $2 million over three years with no material restrictions. The Company did not enter into any agreement in connection with this grant. Accordingly, the Company does not consider it to be material to its business and does not believe that the email advising the Company of the grant (which is the only documentation thereof) should be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Comment No. 41

Please also describe the material terms of your collaboration with the Institute for Systems Biology. At a minimum please disclose the following:

  •
  Each parties obligations, including, but not limited to, research and development funding obligations and obligations to defend patents;

  •
  Fees paid to date, including upfront payments, annual payments, royalties and milestone payments;

  •
  Aggregate potential milestone payments;

  •
  Existence of royalty provisions;

  •
  Term and termination provisions.

Please also file any relevant agreements as exhibits. If you believe your collaboration with the Institute for Systems Biology is not a material contract, then provide us with an analysis supporting your determination.

Response to Comment No. 41

The Company supplementally advises the Staff that upon review the Company has determined that its relationship with the Institute for Systems Biology is not material to the Company's business. Accordingly, the prospectus contained in Amendment No. 2 has been revised to eliminate references to the collaboration with the Institute for Systems Biology. In addition, the Company believes that the collaboration is not required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Industry Overview, page 48

Comment No. 42

On page 48 under "Genetic Analysis Market Opportunity and "The Problem", you discuss the Sanger sequencing method of genetic analysis, particularly regarding its speed. However, there are three types of genetic analysis discussed in the table on page 50. Please explain to us why you use only the Sanger method as a comparison. Please consider revising the disclosure to compare your method to all three methods.

Response to Comment No. 42

The Company supplementally advises the Staff that there are no standard criteria to measure the speed of genotyping and RNA expression analysis. Accordingly, the Company has revised the disclosure on page 54 of the prospectus contained in Amendment No. 2 to clarify that it is comparing the speed of its HeliScope system only to Sanger sequencing. In addition, the Company has added disclosure on page 55 providing cost comparisons to other technologies.

The Helicos Solution, page 51

Comment No. 43

Under "Enhanced Throughput" subsection on page 51, please revise your disclosure to compare your current speed of 90 million bases per hour to the speed of the three genetic analysis methods enumerated in the table on page 50.

Response to Comment No. 43

The prospectus contained in Amendment No. 2 has been revised on pages 2 and 54 in response to the Staff's comment.

Comment No. 44

We refer to your statement that "we believe that the HeliScope system will represent the first genetic analysis platform that can approach the $1,000 Genome goal without requiring major modifications or a new generation of technology." Please disclose the current price level of the HeliScope system and the price level you expect when you begin commercial sales later this year. If the price is substantially higher than $1000 please disclose who you expect will purchase your product.

Response to Comment No. 44

The prospectus contained in Amendment No. 2 has been revised on page 54 in response to the Staff's comment to delete the statement that the Staff references in the first sentence of its Comment No. 44. As revised, the only claim made by the Company with respect to its system and the $1,000 Genome is phrased as a corporate goal.

The Company also supplementally advises the Staff that it has not yet commercially launched the HeliScope system or set the initial market price at which it will offer such system. Accordingly, the Company is not a position to disclose the price of the HeliScope system in the prospectus. As disclosed on pages 2-3 in the Summary Section of the prospectus contained in Amendment No. 2 as well as page 54 of the Business section of the prospectus contained in Amendment No. 2, the current cost for sequencing per thousand bases is approximately $3, and the Company anticipates that its HeliScope system will enable sequencing per 1,000 bases that is 100-fold less costly. Further, the "$1,000 genome" refers to the very large markets that scientists believe would exist at a further 100-fold price reduction. Please see the discussion on page 55 of the prospectus. Even without this further price reduction, the Company believes that there is a substantial market for a system such as the HeliScope system.

Intellectual Property, page 60

Comment No. 45

We note that you have included as exhibits license agreements with each of the California Institute of Technology, Roche Diagnostics and Arizona Technology Enterprises. Please describe the material terms of each of these license agreements, including, but not limited to payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions.

Response to Comment No. 45

The prospectus contained in Amendment No. 2 has been revised on pages 66-67 in response to the Staff's comment.

Management, page 61

Board of Directors, page 63

Comment No. 46

We refer to your statement on page 64 that each of your directors, other than Mr. Lapidus, qualifies as an "independent director" under the applicable rules of the NASDAQ Global Market and the SEC. We also note that Dr. Afeyan is a co-founder of the company and a 20% stockholder. Please provide us your analysis supporting your conclusion that Dr. Afeyan is an "independent director."

Response to Comment No. 46

We supplementally advise the Staff that in accordance with NASDAQ Rule 4200(a)(15), Dr. Afeyan:

  •
  is not now, and has not in the past three years, been employed by the Company;

  •
  has not received in excess of $60,000 from the Company during any period of twelve consecutive months within the three years preceding the date of the Registration Statement;

  •
  has no family members who are or have been employed by the Company as an executive officer during the past three years;

  •
  is not, and does not have a family member who is, a partner or a controlling shareholder or an executive officer of any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more;

  •
  is not, and has no family members who have been, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee; and

  •
  is not, and has no family members who are a current partner of the Company's outside auditor or were a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

Based on the foregoing, and the determination by the Board of Directors of the Company that Dr. Afeyan has no other relationship that would interfere with the exercise of his judgment in carrying out out the responsibilities of a director, Dr. Afeyan has been determined to be an independent director. Dr. Afeyan is referred to as a co-founder of the Company due primarily to his involvement with the Company at the time of its formation. The Company believes that the reference to SEC rules is inapplicable in this context and accordingly has revised the prospectus contained in Amendment No. 2 on page 72 to delete the reference.

Compensation Discussion and Analysis, page 66

Comment No. 47

Please expand this section to discuss how each compensation element and the company's decisions regarding that element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

Response to Comment No. 47

The prospectus contained in Amendment No. 2 has been revised on page 74 in response to the Staff's comment to disclose how its compensation committee analyzes each component of executive compensation in determining the entire compensation package offered to its executives. The Company notes that its existing disclosure with respect to each of the individual components of executive compensation discloses the underlying factors used to determine such components.

Comment No. 48

Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into account in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these items of the company's performance. Further, you should also discuss how specific forms of compensation are structured and implemented to reflect the executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2) of Regulation S-K.

Response to Comment No. 48

The prospectus contained in Amendment No. 2 has been revised on page 76 in response to the Staff's comment.

The Company supplementally advises the Staff that, in the Compensation Discussion and Analysis section of the Registration Statement, it notes that there are three primary components of the Company's executive compensation program: base salary, cash incentive bonuses and equity incentive compensation. On page 75 of the prospectus contained in Amendment No. 2, the Company states that base salaries for executive officers are set predominately as a result of negotiations with executives upon their hiring and market forces. To date, the annual adjustments to executives' salaries have been based solely on market factors, and there has been no formal assessment of executive officers' performance in connection with such adjustments. On page 76 of the prospectus contained in Amendment No. 2, the Company has addressed this comment by noting that in the future formal evaluations of executive officer performance will be completed and will be one factor considered in adjusting executive officers' salaries on an annual basis.

The Company further supplementally advises the Staff that, on page 76 of the prospectus contained in Amendment No. 2, the Company discusses the computation of management incentive bonuses. In that disclosure, it notes that the determination of the bonuses is based on a percentage of the executive's base salary and the Company's performance in meeting annual product development and cash flow targets. On page 76 of the prospectus contained in Amendment No. 2, the Company has supplemented its disclosure in this section to describe the role of individual performance in future cash incentive bonus determinations under its management incentive bonus plan.

The Company further supplementally advise the Staff that, on page 76 of the prospectus contained in Amendment No. 2, it discloses that grants of equity incentive awards are based on the market practices of similarly situated companies and negotiations with executive officers at the time of their hiring. The grants of these awards are not based on individual or corporate performance, although the awards are designed such that the amount of value received by executive officers as a result of these awards is determined by the performance of the Company's stock price.

Principal Stockholders, page 81

Comment No. 49

To the extent you have not already done so, please revise to identify the natural persons with investment and voting control over the shares held by each of your 5% stockholder entities.

Response to Comment No. 49

The prospectus contained in Amendment No. 2 has been revised on pages 91-92 in response to the Staff's comment.

Exhibits

Comment No. 50

Please include your management incentive bonus plan as an exhibit to the registration statement.

Response to Comment No. 50

The management incentive bonus plan has been added to the exhibit list to Amendment No. 2.

Comment No. 51

We refer to the offer letters that you describe beginning on page 72. These appear to be very similar to employment agreements and should be included as exhibits.

Response to Comment No. 51

The Company supplementally advises the Staff that, except for the right to purchase additional shares of the Company's common stock set forth in Mr. Lapidus's offer letter, all of the Company's obligations set forth in the offer letters have lapsed or have otherwise been performed. Mr. Lapidus's offer letter has been filed as an exhibit to Amendment No. 2.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8, Commitments and Contingencies, page F-16

Comment No. 52

For each of your technology licenses and acquired patents, please disclose and quantify the significant terms of each agreement, including the specific rights that you possess, the degree of usage exclusivity, usage restrictions (if any), contract duration and royalty obligations. Describe the intellectual property associated with each license or patent and how it relates to the development of your tSMS technology.

Response to Comment No. 52

The prospectus contained in Amendment No. 2 has been revised on pages F-15 and F-16 in response to the Staff's comment.

Comment No. 53

Please disclose and quantify the significant terms governing the following arrangements:

  •
  Contracts with subassembly manufacturers

  •
  Contracts related to "research consulting and collaborations"

  •
  Technical support capabilities

  •
  Product warranties

Response to Comment No. 53

The Company supplementally advises the Staff that there are no significant contracts with subassembly manufacturers, contracts related to "research consulting and collaborations," technical support capabilities or product warranties.

Note 10, Redeemable Convertible Preferred Stock, page F-19

Comment No. 54

Please disclose, and explain to us, how you determined the $18.1 million beneficial conversion feature of the Series B Preferred Stock issued in January 2007. Also, tell us your basis under GAAP for adding the $18.1 million beneficial conversion feature to the proceeds of the Series B Preferred Stock issued in January 2007, as disclosed in the pro forma amounts in summary consolidated financial data and the capitalization table.

Response to Comment No. 54

The Company supplementally advises the Staff' that the Company has revised its presentation of the $18.1 million beneficial conversion feature from redeemable preferred stock to additional paid-in capital as a result of considering the examples in EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments," and the prospectus contained in Amendment No. 2 has been revised on pages 8 and 29-30 in response to the Staff's comment.

The Company further supplementally advises the Staff that the $18.1 million beneficial conversion feature was determined by multiplying the number of shares (15,503,876) associated with the January 19, 2007 Series B redeemable convertible preferred stock offering by the intrinsic value ($1.17 per share) on the offering date of January 19, 2007. The intrinsic value of $1.17 per share on January 19, 2007 was determined as the difference between the fair value of the Company's common stock of $2.46 per share on January 19, 2007 less the conversion price of $1.29 per share associated with the Series B redeemable convertible preferred stock.

* * *

If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1346.

                      Sincerely,

                      /s/ Edward A. King
                      Edward A. King

cc:
Stanley N. Lapidus
Louise A. Mawhinney
        Helicos BioSciences Corporation
Lawrence S. Wittenberg, Esq.
        Goodwin Procter LLP